Organigram Receives Health Canada’s Final Redetermination on Jolts

TORONTO--(BUSINESS WIRE)—March 22, 2024 - Organigram Holdings Inc. (“Organigram” or the “Company”) (TSX: OGI; NASDAQ: OGI), announced today that, despite strong evidence supporting its classification as an ingestible extract, it has received a final redetermination from Health Canada that its patented Edison Jolts lozenge products (the “Products”) are to be classified as edible cannabis.
The final redetermination follows the August 2023 decision of the Federal Court of Canada (the “Court”) to grant Organigram’s application for judicial review of a decision of Health Canada determining that the Products are to be classified as edible cannabis. The Court found there was a breach of procedural fairness by Health Canada and the matter was then remitted back to Health Canada for redetermination taking the Court’s reasons into consideration.
“We are disappointed with the outcome of Health Canada’s further review of our Jolts product,” said Beena Goldenberg, CEO of Organigram. “Our patented Jolts lozenge was launched over two years ago following significant research and development and was specifically designed to appeal to consumers looking to access regulated and tested ingestible products from the legal market that met their needs for potency and price. We are currently assessing our options to continue to meet the needs of consumers while retaining them within the legal market,” she concluded.
Organigram has stopped the production of Jolts in its current format and is currently working with Health Canada on timing to sell through remaining inventory to the provincial distributors.

About Organigram Holdings Inc.
Organigram Holdings Inc. is a NASDAQ Global Select Market and TSX listed company whose wholly owned subsidiaries include Organigram Inc. a licensed producer of cannabis, cannabis-derived products and cannabis infused edibles in Canada.

Organigram is focused on producing high-quality, cannabis for patients and adult recreational consumers, as well as developing international business partnerships to extend the Company’s global footprint. Organigram has also developed and acquired a portfolio of legal adult-use recreational cannabis brands, including Edison, Holy Mountain, Big Bag O’ Buds, SHRED, SHRED’ems, Monjour, Laurentian, Tremblant Cannabis and Trailblazer. Organigram operates facilities in Moncton, New Brunswick and Lac-Supérieur, Quebec, with a dedicated edibles manufacturing facility in Winnipeg, Manitoba. The Company is regulated by the Cannabis Act and the Cannabis Regulations (Canada).
Forward-Looking Information
This news release contains forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects”, “estimates”, “intends”, “anticipates”, “believes” or variations of such words and phrases or state that certain actions, events, or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking information involves known and unknown risks, uncertainties and other factors that may cause actual results, events, performance or achievements of Organigram to differ materially from current expectations or future results, performance or achievements expressed or implied by the forward-looking information contained in this news release. Risks, uncertainties and other factors involved with forward-looking information could cause actual events, results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information include changes to market conditions, consumer preferences and regulatory climate and factors and risks as disclosed in the Company’s most recent annual information form, management’s discussion and analysis and other Company documents filed from time to time on SEDAR (see www.sedar.com) and filed or furnished to the Securities and Exchange Commission on EDGAR (see www.sec.gov). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Although the Company believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information and no assurance can be given that such events will occur in the disclosed time frames or at all. The forward-looking information included in this news release are made as of the date of this news release and the Company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking information, whether as a result of new information, future events or otherwise.

For Media enquiries:
Megan McCrae
Senior Vice President, Global Brands and Corporate Affairs
megan.mccrae@organigram.ca
Organigram